

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 6, 2009

Via U.S. Mail and Fax
Jay Rifkin
Chief Executive Officer
Digicorp, Inc./China Youth Media, Inc.
4143 Glencoe Avenue, Unit B
Marina Del Ray, CA 90292

> **RE: Digicorp, Inc./China Youth Media, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 16, 2008 and**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008**
> **Filed May 19, 2008, August 19, 2008, and November 19, 2008, respectively**
> **File No. 0-33067**

Dear Mr.Rifkin:

        We issued comments to you on the above captioned filing(s) on January 13, 2009, including comments issued via telephone. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 15, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by March 15, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 if you have questions.

                                          Sincerely,

                                          Larry Spirgel
                                          Assistant Director